

September 27, 2010

Mr. James A. Ditanna
Chief Executive Officer, President and Chief Financial Officer
Verilink Corporation
501 South Johnstone Avenue
Suite 501
Bartlesville, OK 74003

> **Re:** **Verilink Corporation**
> **Form 10-K for the fiscal year ended June 25, 2010**
> **Filed September 23, 2010**
> **File No. 0-28562**

Dear Mr. Ditanna:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested amendment. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing, we may have additional comments.

Form 10-K for the fiscal year ended June 25, 2010

General

1. We note that the Form 10-K is filed under Exhibit 32, Exhibit 31 is filed under Form 10-K and Exhibit 32 is filed under Exhibit 31. Please correct this.

Report of the Independent Registered Public Accounting Firm, page 10

2. Please ask your auditors to revise of first paragraph to include the period from February 13, 2009 (inception) through June 25, 2010. We note the auditors' opinion in the third paragraph.

Exhibit 31- Certification

3. Please revise the certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director